UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

NoACT

06026864

March 2, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Bryan J Didier
Corporate Counsel
Office of the General Counsel
Aquila, Inc.
20 West Ninth Street
Mailstop 3-126
Kansas City, MO 64105

Re: Aquila, Inc.
Incoming letter dated January 11, 2006

Dear Mr. Didier:

This is in response to your letter dated January 11, 2006 concerning the shareholder proposal submitted to Aquila by the New York State Common Retirement Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Alan G. Hevesi
Comptroller
State of New York
110 State Street
Albany, New York 12236

Aquila

Bryan J Didier
Corporate Counsel
Office of the General Counsel

20 West Ninth Street
Mailstop 3-126
Kansas City, MO 64105
Phone (816) 467-3364
Fax (816) 467-9364
bryan.didier@aquila.com

January 11, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal No-Action Request

Dear Division of Corporation Finance:

This letter is being delivered in accordance with SEC Rule 14a-8(j). Aquila, Inc.("Aquila") requests that the Commission issue a no-action response regarding the following matter. On November 17, 2005, Aquila received a letter from the Comptroller of the state of New York, Mr. Alan Hevesi. In his letter, dated November 16, 2005, Mr. Hevesi, acting as Trustee of the New York State Common Retirement Fund (the "Fund"), presented a shareholder proposal for inclusion in Aquila's 2006 proxy statement. Aquila has reviewed Mr. Hevesi's proposal, letter, and supporting documentation, and does not dispute that they comply with the procedural requirements of SEC Rule 14a-8. A copy of Mr. Hevesi's letter and the supporting documents are enclosed.

However, Aquila desires to exclude the proposal under SEC Rule 14a-8(i)(10), as our Equal Employment Opportunity and Harassment-Free Work Environment Policies prohibit discrimination based on sexual orientation and gender identity. We expressed this view to Mr. Hevesi and Ms. Julie Gresham in our December 20, 2005 letter, a copy of which is enclosed (copies of Aquila's EEO and Harassment-Free Work Environment Policies are also enclosed). We continue to discuss this matter with Ms. Gresham, but the Fund has not yet withdrawn its proposal. While we are hopeful that the Fund will decide to withdraw its proposal, we are submitting this correspondence in accordance with SEC Rule 14a-8(j). Further, as there are less than 80 days until we will file our definitive proxy statement and form of proxy with the Commission (which we expect to file on or about March 3, 2006), we request the Commission permit this late filing for good cause on the basis that we (1) timely requested that the Fund withdraw its proposal, and (2) continue to work toward a cooperative resolution of this matter. If we are able to reach an agreement on the withdrawal of the proposal, we will inform you that we wish to withdraw our request for a no-action response as soon as possible.

Please do not hesitate to contact me should you have any questions.

Sincerely,

Bryan J Didier

cc: Mr. Alan Hevesi
Ms. Julie Gresham
Enclosures

STATE OF NEW YORK
ALAN G. HEVESI
COMPTROLLER

November 16, 2005

Mr. Christopher M. Reitz
Senior Vice President, General Counsel and Corporate Secretary
Aquila, Inc.
20 West 9th Street
Kansas City, Missouri 64105

Dear Mr. Reitz:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets in excess of $126 billion and includes the beneficial ownership of 3,012,020 shares in Aquila, Inc. The Fund has continuously owned shares in Aquila, Inc. valued in excess of $2,000 for more than one year as of this date, and intends to hold such shares through the date of the company's 2006 annual meeting.

I am enclosing a resolution requesting that the company implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity. I believe that in adopting such principles Aquila, Inc. would ensure a respectful and supportive atmosphere for all of its employees, and would enhance its competitiveness and profitability. I am filing this resolution for inclusion in the company's proxy statement so that it may be presented for consideration and a vote at the company's 2006 annual meeting.

In accordance with SEC Rule 14a-8(b), our custodian bank will forward to you evidence of our beneficial ownership. At your earliest convenience, please advise Assistant Comptroller Julie Gresham as to the date and location of the 2006 meeting. Ms. Gresham can be reached at (212) 681-4480.

Sincerely,

Alan G. Hevesi

Attached

SEXUAL ORIENTATION/EQUALITY PRINCIPLES

WHEREAS, corporations with non-discrimination policies relating to sexual orientation and gender identity have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage to its reputation as an equal opportunity employer;

Minneapolis, Seattle, Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16% -44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The company's non-discrimination policy will be distributed to all employees.
3) There will be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
8) There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.

9) There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There will be no policy barring corporate charitable contributions to groups and organizations based on sexual orientation or gender identity.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees, joining the growing ranks of companies guaranteeing equal opportunity for all employees. Also, such policies will diminish the risk of costly litigation and the resulting damage to its reputation, and enhance its competitiveness and profitability.

JPMorgan

INVESTOR SERVICES

JP Morgan Investor Services

3 MetroTech Center, 5th Floor
Brooklyn, New York 11245

Daniel Murphy
Assistant Vice President
Tel 718-242-1873
Fax 718-242-8894

November 17, 2005

Mr. Christopher M. Reitz
Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City MO 64105

Dear Mr. Reitz,

This letter is in response to a request by Mr. Alan G. Hevesi, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Aquila, Inc., continuously for at least one year as of November 17, 2005.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 3,012,020 shares of common stock as of November 17, 2005, and the value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me at (718) 242-3449.

Regards,

Daniel Murphy

cc: Elaine Reilly- NYSCRF

Aquila

Bryan J Didier
Corporate Counsel
Office of the General Counsel

20 West Ninth Street
Mailstop 3-126
Kansas City, MO 64105
Phone (816) 467-3364
Fax (816) 467-9364
bryan.didier@aquila.com

December 20, 2005

Mr. Alan G. Hevesi
Comptroller
State of New York
110 State Street
Albany, New York 12236

Ms. Julie Gresham
Assistant Comptroller – Pension Investment and Cash Management
633 Third Avenue – 31st Floor
New York, New York 10017

Re: Shareholder Proposal

Dear Mr. Hevesi and Ms. Gresham:

Aquila, Inc. received your shareholder proposal and accompanying letter dated November 16, 2005. In that letter, you proposed a resolution on behalf of the New York State Common Retirement Fund. We have reviewed your proposal, and believe that it is not relevant or necessary, as our Equal Employment Opportunity ("EEO") Policy addresses your concerns. Additionally, our Harassment-Free Work Environment Policy specifically includes and references both sexual orientation and gender identity. Aquila's Equal Employment Opportunity and Harassment-Free Work Environment Policies are as follows:

Reaffirmation Of
Equal Employment Opportunity Policy

It has been and shall continue to be the policy of Aquila, its divisions, and facilities that no individual will be discriminated against because of age, sex, color, race, creed, national origin, religious persuasion, marital status, sexual orientation, gender identity, political belief, disability, veteran or draft status, or other status protected by applicable law. All personnel actions, including recruiting, selection, hiring, placement, formal and informal training, transfers, promotions, layoffs, recalls, and terminations, will be conducted in a non-discriminatory manner. Additionally, all salaries, wages, and other forms of compensation, benefit and apprenticeship programs, and social and recreational activities will be administered in conformity with this policy. The commitment to non-discrimination also applies to interactions between Aquila employees and the company's suppliers, vendors, and customers.

To further the company's commitment to equal employment opportunity, an Affirmative Action Program has been implemented to advance employment opportunities for minorities, women, disabled individuals, and disabled and Vietnam era veterans. This program does not favor one group over another but seeks to provide an equal chance for all persons to be evaluated on the basis of their qualifications and abilities. The program also affirms the company's commitment to provide a work environment free from hostility and discrimination, including sexual harassment.

The diversity manager is responsible for the corporate Affirmative Action Program and will report directly to the senior management group at regular intervals on the results of the program. Human Resources representatives are responsible for investigating employee complaints alleging discrimination. Employees and applicants are protected from coercion, intimidation, interference, discrimination, or harassment for filing complaints or assisting in an investigation.

If you are disabled or a disabled veteran and would like to know how you can benefit under the Affirmative Action Program, please tell us. You are not obligated in any way to identify your disability, and information you provide will be kept confidential unless your supervisor and/or first-aid personnel would need to know for safety or accommodation purposes.

Employees may review available parts of the Affirmative Action Program by contacting their local Human Resources representative during regular working hours. Any communication from an applicant for employment, an employee, a government agency, or an attorney concerning any equal employment opportunity matter shall be referred immediately to the responsible Human Resources representative, or in his/her absence, the Director of Labor and Employee Relations.

We are personally committed to this policy, and hereby assign all management employees the responsibility to support the policy through their actions and decisions. Additionally, an essential part of the company's Affirmative Action Program requires that all employees work together to develop an environment that fosters mutual employee respect free from discrimination, harassment, or intimidation. Your support and cooperation is essential for our success.

Harassment-Free Work Environment Policy

Aquila is strongly committed to the principle of fair employment and, as such, it is Aquila's policy to provide employees with a work environment that is free from all forms of discrimination. In recognition of each person's individual dignity, any racial, ethnic, religious, sexual orientation, gender identity, or other prohibited harassment of Aquila employees, customers, vendors, or suppliers will not be tolerated.

Unwelcome harassment is verbal or physical conduct by any Aquila employee, customer, vendor, or supplier that denigrates or shows hostility or aversion toward an individual and/or his or her relatives, friends, or outside associates because of his or her race, color, sex, religion, age, national origin, handicap or disability, veteran status, or other status protected by law, and that any of these purposes or effects:

- Creates an intimidating, hostile, abusive or offensive environment.
- Unreasonably interferes with an individual's work performance.
- Otherwise adversely affects an individual's work performance.

This includes acts that are intended to be "jokes" or "pranks" but that are hostile or demeaning with regard to race, color, religion, gender, national origin, age, handicap or disability, veteran status, or other status protected by law.

As part of the above-stated Harassment-Free Work Environment Policy, no individual may sexually harass any Aquila employee, customer, vendor, or supplier. Sexual harassment includes unwelcome sexual advances, sexual jokes or comments; requests for sexual favors, or other unwelcome verbal or physical conduct of a sexual nature. This policy is violated when any of the following occur:

- Submission to such conduct is made, either explicitly or implicitly, a condition of employment.
- Submission to or rejection of such conduct is used as a basis for employment-related decisions such as promotion, discharge, performance evaluation, pay adjustment, discipline, work assignment, or any other condition of employment or career development.
- Such conduct unreasonably interferes with work performance or creates an intimidating, abusive, or offensive environment, even if it does not have adverse job consequences.

Any employee who has a question, concern, or complaint about discrimination, including harassment, based on race, color, sex, religion, age, national origin, handicap or disability, veteran status, or other protected status, is encouraged to first bring the matter to the immediate attention of his or her supervisor or manager.

If you don't feel comfortable discussing an issue with your supervisor, reasonably believe that your supervisor should not be present during the first step of the resolution process, or cannot bring the matter to the attention of your supervisor or department head directly, contact a Human Resources representative directly for assistance. In addition, you may utilize the Aquila Helpline to raise questions or concerns. The number is 1-800-789-9181. All reports of inappropriate conduct will be promptly and thoroughly investigated. Aquila will act to ensure that any improper conduct ceases immediately and corrective action is taken to prevent a recurrence. Any individual who violates this policy will be subject to appropriate disciplinary action, up to and including dismissal from employment. Aquila will inform the complaining individual about the resolution of the complaint as appropriate.

All complaints will be treated confidentially to the extent practical for an effective resolution. No individual will suffer adverse consequences as a result of making a good-faith complaint or taking part in the investigation of a complaint. An individual who knowingly alleges a false claim against a manager, supervisor, or other employee or individual will be subject to the full range of disciplinary action, up to and including termination of employment.

Again, because Aquila's EEO and Harassment-Free Work Environment Policies already prohibit discrimination and harassment based on sexual orientation and gender identity, we believe that the shareholder proposal submitted by the New York State Common Retirement Fund is not relevant or necessary. Therefore, we request that you confirm in writing that you would like to withdraw your proposal. If you have any questions or would like to discuss this matter further, please do not hesitate to contact me at 816.467.3364 or bryan.didier@aquila.com.

Sincerely,

Bryan J Didier
Corporate Counsel

Aquila

Harassment-Free Work Environment Policy

Aquila is strongly committed to the principle of fair employment and, as such, it is Aquila's policy to provide employees with a work environment that is free from all forms of discrimination. In recognition of each person's individual dignity, any racial, ethnic, religious, sexual orientation, gender identity, or other prohibited harassment of Aquila employees, customers, vendors, or suppliers will not be tolerated.

Unwelcome harassment is verbal or physical conduct by any Aquila employee, customer, vendor, or supplier that denigrates or shows hostility or aversion toward an individual and/or his or her relatives, friends, or outside associates because of his or her race, color, sex, religion, age, national origin, handicap or disability, veteran status, or other status protected by law, and that any of these purposes or effects:

- Creates an intimidating, hostile, abusive or offensive environment.
- Unreasonably interferes with an individual's work performance.
- Otherwise adversely affects an individual's work performance.

This includes acts that are intended to be "jokes" or "pranks" but that are hostile or demeaning with regard to race, color, religion, gender, national origin, age, handicap or disability, veteran status, or other status protected by law.

As part of the above-stated Harassment-Free Work Environment Policy, no individual may sexually harass any Aquila employee, customer, vendor, or supplier. Sexual harassment includes unwelcome sexual advances, sexual jokes or comments; requests for sexual favors, or other unwelcome verbal or physical conduct of a sexual nature. This policy is violated when any of the following occur:

- Submission to such conduct is made, either explicitly or implicitly, a condition of employment.
- Submission to or rejection of such conduct is used as a basis for employment-related decisions such as promotion, discharge, performance evaluation, pay adjustment, discipline, work assignment, or any other condition of employment or career development.
- Such conduct unreasonably interferes with work performance or creates an intimidating, abusive, or offensive environment, even if it does not have adverse job consequences.

Any employee who has a question, concern, or complaint about discrimination, including harassment, based on race, color, sex, religion, age, national origin, handicap or disability, veteran status, or other protected status, is encouraged to first bring the matter to the immediate attention of his or her supervisor or manager.

If you don't feel comfortable discussing an issue with your supervisor, reasonably believe that your supervisor should not be present during the first step of the resolution process, or cannot bring the matter to the attention of your supervisor or department head directly, contact a Human Resources representative directly for assistance. In addition, you may utilize the Aquila Helpline to raise questions or concerns. The number is 1-800-789-9181.

All reports of inappropriate conduct will be promptly and thoroughly investigated. Aquila will act to ensure that any improper conduct ceases immediately and corrective action is taken to prevent a recurrence. Any individual who violates this policy will be subject to appropriate disciplinary action, up to and including dismissal from employment. Aquila will inform the complaining individual about the resolution of the complaint as appropriate.

All complaints will be treated confidentially to the extent practical for an effective resolution. No individual will suffer adverse consequences as a result of making a good-faith complaint or taking part in the investigation of a complaint. An individual who knowingly alleges a false claim against a manager, supervisor, or other employee or individual will be subject to the full range of disciplinary action, up to and including termination of employment.

Rick Green
Chairman, President and Chief Executive Officer
April 2005

Aquila

Reaffirmation Of
Equal Employment Opportunity Policy

It has been and shall continue to be the policy of Aquila, its divisions, and facilities that no individual will be discriminated against because of age, sex, color, race, creed, national origin, religious persuasion, marital status, sexual orientation, gender identity, political belief, disability, veteran or draft status, or other status protected by applicable law. All personnel actions, including recruiting, selection, hiring, placement, formal and informal training, transfers, promotions, layoffs, recalls, and terminations, will be conducted in a non-discriminatory manner. Additionally, all salaries, wages, and other forms of compensation, benefit and apprenticeship programs, and social and recreational activities will be administered in conformity with this policy. The commitment to non-discrimination also applies to interactions between Aquila employees and the company's suppliers, vendors, and customers.

To further the company's commitment to equal employment opportunity, an Affirmative Action Program has been implemented to advance employment opportunities for minorities, women, disabled individuals, and disabled and Vietnam era veterans. This program does not favor one group over another but seeks to provide an equal chance for all persons to be evaluated on the basis of their qualifications and abilities. The program also affirms the company's commitment to provide a work environment free from hostility and discrimination, including sexual harassment.

The diversity manager is responsible for the corporate Affirmative Action Program and will report directly to the senior management group at regular intervals on the results of the program. Human Resources representatives are responsible for investigating employee complaints alleging discrimination. Employees and applicants are protected from coercion, intimidation, interference, discrimination, or harassment for filing complaints or assisting in an investigation.

If you are disabled or a disabled veteran and would like to know how you can benefit under the Affirmative Action Program, please tell us. You are not obligated in any way to identify your disability, and information you provide will be kept confidential unless your supervisor and/or first-aid personnel would need to know for safety or accommodation purposes.

Employees may review available parts of the Affirmative Action Program by contacting their local Human Resources representative during regular working hours. Any communication from an applicant for employment, an employee, a government agency, or an attorney concerning any equal employment opportunity matter shall be referred immediately to the responsible Human Resources representative, or in his/her absence, the Director of Labor and Employee Relations.

We are personally committed to this policy, and hereby assign all management employees the responsibility to support the policy through their actions and decisions. Additionally, an essential part of the company's Affirmative Action Program requires that all employees work together to develop an environment that fosters mutual employee respect free from discrimination, harassment, or intimidation. Your support and cooperation is essential for our success.

Rick Green
Chairman, President, Chief Executive Officer
April 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aquila, Inc.
Incoming letter dated January 11, 2006

The proposal requests that Aquila implement equal employment opportunity policies based on principles set forth in the proposal prohibiting discrimination based on sexual orientation and gender identity.

We are unable to concur in your view that Aquila may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Aquila may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

We note that Aquila did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser